SECURE NETWERKS, INC.
                          10757 SOUTH RIVER FRONT PKWY
                                    SUITE 125
                            SOUTH JORDAN, UTAH 84095
                                 (801) 816-2560
                               FAX: (801) 816-2599
                             WWW.SECURENETWERKS.COM

                                December 19, 2006

VIA FEDERAL EXPRESS

Song P. Brandon, Attorney
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 0304
Washington, D.C. 20549
Telephone (202) 942-1946
Facsimile (202) 942-9516

         Re:      Secure Netwerks, Inc. - SEC File No. 1-32946

Dear Ms. Brandon:

     We acknowledge receipt of your comments to our filing on Form 10-SB Amendment 1 made October 13, 2006. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated October 13, 2006, and we have attached two bound copies of our amended registration statement on Form 10-SB for your timely review and comment as appropriate.

Form 10-SB12G
-------------

Risk Factors, page 6
"Our Business is Inherently Risky Because of Fluctuations in Cash...." page 6
"A Purchase of Secure Netwerks Shares is a Speculative Investment...." page 8

     1. COMMENT. Please revise these risk factors to include updated financial information as of September 30, 2006.

          RESPONSE: We have revised these risk factors as requested.


Management's discussion and Analysis or Plan of Operation

Results of Operations, page 18

     2. COMMENT. Please revise your disclosure to explain why revenues have decreased during the nine months ended September 30, 2006. Also discuss whether you believe this trend will continue in the future.

          RESPONSE: We have expanded the MD&A as requested.


Statements of Stockholders' Deficit, page 26

     3. COMMENT. It appears that the offsetting entry to recording the $25,196 in liabilities should be to Accumulated Deficit and not to Additional Paid-in Capital (Deficit) as the transaction did not involve the issuance of common shares. The debit to APIC of $500 for 500,000 share issued at zero dollars appears appropriate. Please revise your financial statements and disclosure accordingly.

          RESPONSE: We have made the appropriate adjustments and revised the financial statements as requested.



g. Revenue Recognition, page 29

     4. COMMENT. We note your response to comment 6. Please tell us and disclose your return policy for products that are not defective. If you allow returns, please tell us if manufactures accept non-defective returns and if not, why you believe it is appropriate to record a zero allowance for returns.

          RESPONSE: Secure Networks does not accept the return of products that are not defective. This is in line with our manufacturers who also do not accept non-defective returns. Based on this policy, we believe it appropriate to record a zero allowance for returns.


Exhibit 23.1

     5. COMMENT. Please ensure that your accountant's consent references the correct registration statement. It currently references your Form 10-SB/A2.

         RESPONSE:  We have made the suggested change.



     We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number below via telephone or fax, or by e-mail at cgardner@sportsnuts.com.




                                          Sincerely,


                                          /s/ Chene Gardner
                                          -----------------
                                          Chene Gardner
                                          Chief Executive Officer
                                          SECURE NETWERKS, INC.